January 25, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File No. 333-177960) Responses to Comments on the Registration Statement on Form N-14

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on December 15, 2011 regarding the Registration Statement on Form N-14 (the “Registration Statement”) of American Beacon Bridgeway Large Cap Value Fund that was filed with the Securities and Exchange Commission (“SEC”) on November 14, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Proxy Statement/Prospectus

1.	Please file a pre-effective amendment to Form N-14 to add the series and class identifiers of the Acquiring Fund.

On behalf of the Registrant, we consulted with the designated EDGAR attorney with the SEC’s Division of Investment Management and explained that the Registration Statement was filed prior to the availability of series and class identifies of the Acquiring Fund and that the Registration Statement was effective.  She informed us that so long as the Registrant references in all future filings the file number issued to the Registrant upon filing the Registration Statement, all filings relating to this offering can be accessed and grouped appropriately via Edgar.  Thus, pursuant to this advice, the Registrant undertakes that it will reference the applicable Securities Act of 1933 number in any future filings related to the Registration Statement.

2.
In the comparison of investment objectives under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”, please disclose (a) the notice that would be required to be given to shareholders with respect to any

Securities and Exchange Commission
January 25, 2012

changes to the investment objective and (b) whether the investment objective is non-fundamental.

The Registrant notes that under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”, the Registrant discloses that the AB Fund will provide shareholders will notice of any change to the investment objective, but will not adopt the Bridgeway Fund’s 60 day notification policy.  As noted in this section, the only difference relating to the Funds’ investment objectives is with respect to the notification policy.  The investment objectives of the Bridgeway Fund and the AB Fund are both non-fundamental.

3.
Pursuant to Item 3(b) of Form N-14, please highlight the differences of the Funds’ investment strategies in the comparison of investment strategies under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds”.

The Registrant highlights the differences in the Funds’ investment strategies in the first paragraph in this section, as well as in the table under “Principal Investment Strategies”. The Registrant provides that the Bridgeway Fund and the AB Fund have substantially similar strategies, except that: (a) the AB Fund may make greater use of investments in money market funds and futures contracts to gain market exposure on cash balances or to reduce market exposure in anticipation of liquidity needs than the Bridgeway Fund and (b) the AB Fund’s principal investment strategies do not include a discussion of the comparison to portfolio management of other Bridgeway Funds.

4.
Please modify the definition of what the AB Fund considers to be a large capitalization company.  Although the Russell 1000 Index is an acceptable index to use to define large capitalization companies, using the market capitalization of the smallest company in the Russell 1000 Index is too low of a limit.

As of June 30, 2011, the market capitalization of the companies in the Russell 1000 Index ranged from $1.4 billion to $401 billion.  The AB Fund has adopted a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in the stocks of large market capitalization companies.  The Registrant discloses that it determines the eligibility of companies for investment by reference to the Russell 1000 Index at the time of purchase.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828

Securities and Exchange Commission
January 25, 2012

(July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000 Index to define the universe of large market capitalization companies.  These funds include, but are not limited to: Touchstone Large Cap Growth Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; and William Blair Large Cap Growth Fund, a series of William Blair Funds.  The Funds have adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

5.
In the comparison of the investment strategies under “Comparison of Principal Investment Objectives, Strategies and Policies of the Funds” please line up the paragraphs of the AB Fund’s investment strategies with the respective paragraphs of the Bridgeway Fund’s investment strategies.

The Registrant has revised this section to align the applicable paragraphs.

6.	In the capitalization table under the section entitled “Capitalization” please provide capitalization information as of a date within 30 days of the filing of the Form N-14.

The Registrant has included the applicable information.

7.
In the discussion of “Expenses Relating to Reorganization” under “Board Considerations” please provide the amount of costs relating to the reorganization and a discussion of the Board’s assessment as to the reasonableness of the costs.

Under “Expenses Relating to Reorganization”, the Registrant discloses that the Bridgeway Fund’s Board considered that the Manager and the Sub-Adviser will bear the direct costs associated with the reorganization, special meeting, and solicitation of proxies.  Thus, the requested disclosure is not applicable.

8.	In the discussion of “Tax Consequences” under “Board Considerations” please provide disclosure relating to the possibility of loss of capital loss carryovers.

The Registrant respectfully declines this comment. Because the acquiring fund is a shell entity, there is no possibility of a loss of capital loss carryovers as a result of the reorganization.

Securities and Exchange Commission
January 25, 2012

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely, /s/ Francine J. Rosenberger Francine J. Rosenberger

cc:	Rosemary Behan John Okray American Beacon Advisors, Inc.